02019962



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | October 31, 2001 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 50648 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hudson Heritage Capital Management, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

392 Albany Post Road
(No. and Street)

| Croton-on-Hudson | New York | 10520 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dominick T. Scianandre — 914 271-8100
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Joseph C. Gallo, CPA, PC
(Name – *if individual, state last, first, middle name*)

| 46 Kingston Avenue | West Harrison | New York | 10604 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.



| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



**Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Dominick T. Scianandre, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hudson Heritage Capital Management, Inc., as of December 31, 20 01, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

______________________________________________

______________________________________________

______________________________________________

[signature]
Signature

President
Title

[signature]
Notary Public

JOYCE A FISHER
Notary Public - State of New York
NO. 01FI4815088
Qualified in Westchester County
My Commission Expires 06/30/02

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

*Joseph C. Gallo, CPA, PC*
46 Kingston Avenue • West Harrison, New York 10604
Phone: (914) 428-2566 • Fax: (914) 288-9345
Pager: (800) 715-4359 E-mail: jcg052@aol.com

Independent Auditor's Report
On Material Changes or Inadequacies

To the Board of Directors
Hudson Heritage Capital Management, Inc.

We have audited the balance sheet of Hudson Heritage Capital Management, Inc., as of December 31, 2001, and the related statements of income, retained earnings and cash flows for the year then ended. In addition, we audited the overall operations of Hudson Heritage Capital Management, Inc.'s management, ownership and internal controls.

In performing our audit, we found no material changes or inadequacies in accounting procedure; no material changes or inadequacies in internal control procedure; no material changes or inadequacies in the calculation of net capital. In addition, the ownership and the management of Hudson Heritage Capital Management, Inc. have not changed from the prior year or since the formation of the Corporation.

In our opinion, no material changes or inadequacies were found to exist or found to have existed since the date of the previous audit. The financial statements referred to above present fairly, in all material respects, the financial position of Hudson Heritage Capital Management, Inc., as of December 31, 2001, and the results of its operations for the year then ended, in conformity with generally accepted accounting principles.

CPA, PC
Certified Public Accountant
State of New York

West Harrison, NY
February 22, 2002

# HUDSON HERITAGE CAPITAL MANAGEMENT INC.

## FINANCIAL STATEMENTS

## FOR THE YEAR ENDED DECEMBER 31, 2001

# HUDSON HERITAGE CAPITAL MANAGEMENT INC.

## REPORT INDEX

## FOR THE YEAR ENDED DECEMBER 31, 2001

*Joseph C. Gallo, CPA, PC*
46 Kingston Avenue • West Harrison, New York 10604
Phone: (914) 428-2566 • Fax: (914) 288-9345
Pager: (800) 715-4359 E-mail: jcg052@aol.com

## Report of Independent Auditors

To the Board of Directors
Hudson Heritage Capital Management, Inc.

We have audited the accompanying statements of assets, liabilities and fund balances of Hudson Heritage Capital Management, Inc. as of December 31, 2001, and then related statements of income and retained earnings, and cash flows for the year then ended. These financial statements are the responsibility of Hudson Heritage Capital Management, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts of disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred above present fairly, in all material respects, the financial position of Hudson Heritage Capital Management, Inc., as of December 31, 2001, and thee results of its operations and its cash flows for the year ended, in conformity with generally accepted accounting principles.

CPA, PC
Certified Public Accountant
State of New York

West Harrison, NY
February 22, 2002

STATEMENT NO. 1

# HUDSON HERITAGE CAPITAL MANAGRMRNT INC.
## BALANCE SHEET
## DECEMBER 31, 2001

### ASSETS

| | | |
|---|---|---|
| CURRENT ASSETS: | | |
| Cash | $ | 44,335 |
| Total current assets | | 44,335 |
| PROPERTY AND EQUIPMENT: | | |
| Computer Equipment | | 19,288 |
| Computer software | | 7,055 |
| Furniture and Fixtures | | 27,959 |
| Less: Accumulated depreciation and amortization | | (18,722) |
| Total Property and Equipment | | 35,580 |
| TOTAL ASSETS | $ | 79,915 |

### LIABILITIES AND SHAREHOLDER'S DEFICIT

| | | |
|---|---|---|
| CURRENT LIABILITIES: | | |
| Accrued Liabilities | $ | 11,109 |
| SHAREHOLDERS' EQUITY: | | |
| Common Stock, no par 200 shares authorized 100 shares issued | | 2,000 |
| Paid in Capital | | 20,000 |
| Retained earnings | | 46,806 |
| TOTAL LIABILITIES AND SHAREHOLDER'S EARNINGS | $ | 79,915 |

See Notes to Financial Statements

STATEMENT NO. 2

# HUDSON HERITAGE CAPITAL MANAGEMENT INC
## STATEMENT OF OPERATIONS AND RETAINED EARNINGS
## FOR THE YEAR ENDED DECEMBER 31,2001

| | |
|---|---|
| REVENUE | $ 210,634 |
| OPERATING EXPENSES: | |
| Payroll and Payroll Tax Expense | 86,887 |
| Rent | 31,332 |
| Office Services | 25,827 |
| Commissions | 17,047 |
| Insurance | 19,066 |
| Depreciation | 9,735 |
| Automobile Expenses | 6,651 |
| Utilities and Telephone | 4,811 |
| Licenses and Registrations | 3,690 |
| Professional Fees | 3,539 |
| Equipment Rental and Repairs | 3,307 |
| Computer Software | 1,738 |
| Bad Debt | 1,646 |
| Supplies | 1,107 |
| Promotions | 769 |
| Entertainment | 743 |
| Miscellaneous | 1,609 |
| TOTAL OPERATING EXPENSES | 219,504 |
| NET INCOME | (8,870) |
| RETAINED EARNINGS - BEGINNING OF YEAR | 55,676 |
| RETAINED EARNINGS - END OF YEAR | $ 46,806 |

See Notes to Financial Statements

STATEMENT NO.3

## HUDSON HERITAGE CAPITAL MANAGEMENT INC
## STATEMENT OF CASH FLOWS
## FOR THE YEAR ENDED DECEMBER 31, 2001

| | | |
|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES:** | | |
| Net loss | | $ (8,870) |
| Adjustments to reconcile net profit to net cash used in operating activities: | | |
| Depreciation | $ 9,735 | |
| Decrease (Increase) in: | | |
| Accounts receivable, net | 697 | |
| Increase (decrease) in: | | |
| Accounts payable and accrued expenses | 3,793 | |
| Total adjustments | | 14,225 |
| Net Cash Provided from Operating Activities | | 5,355 |
| **CASH FLOWS FROM INVESTING ACTIVITIES:** | | |
| Expenditures for machinary and equipment | (1,332) | |
| Net Cash Used in Investing Activities | | (1,332) |
| **NET DECREASE IN CASH** | | 4,023 |
| **CASH:** | | |
| Beginning of year | | 40,312 |
| End of year | | $ 44,335 |

See Notes to Financial Statements

STATEMENT 4

# HUDSON HERITAGE CAPITAL MANAGEMENT INC.
# NOTES TO THE FINANCIAL STATEMENTS
# FOR THE YEAR ENDED DECEMBER 31, 2001

## NOTE 1. BUSINESS ORGANIZATION

The Company operates as a NASD member firm and registered investment advisor. The Company and its owners are licensed with the NASD. As of December 31, 2001 all registration fees and required filings have been made to the NASD and the related state securities authorities.

## NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. Accounting Basis:

   The financial statements of Hudson Heritage Capital Management Inc. are prepared on the accrual basis of accounting, whereby revenue is recognized when earned and expenses are recognized when incurred.

2. Property and Equipment:

   Property and equipment is stated at cost. Depreciation is calculated on both the straight line method over the estimated useful life of the assets.

3. Income Taxes:

   The Company with the consent of its shareholders has elected S Corporation status for Federal and New York State income tax purposes. As such, the stockholders of the Company are required to include the Company's taxable income on their individual income tax returns. Accordingly. there is no provision for Federal and New York State income taxes,

4. Net Capital Computation:

   As of December 31, 2001, the Company's net capital is $ 33,226. The Company's excess net capital was $ 28,226 over the minimum requirements. Its Aggregated Indebtedness was $ 11,109, and its ratio of Aggregated Indebtedness to net capital was 33%. This was computed pursuant to SEC Rule 15c3-1.

STATEMENT 4

# HUDSON HERITAGE CAPITAL MANAGEMENT INC.
## NOTES TO THE FINANCIAL STATEMENTS
## FOR THE YEAR ENDED DECEMBER 31, 2001

5. Financial Statement Estimates:

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

**NOTE 3. RELATED PARTY:**

Hudson Heritage Capital Management Inc. is associated with Hudson Heritage Group. Various expenses are incurred and paid by Hudson Heritage Group under the terms of a service agreement.

STATEMENT NO.5

# HUDSON HERITAGE CAPITAL MANAGEMENT INC
## STATEMENT OF NET CAPITAL
## PURSUANT TO SEC RULE 15c3-1
## FOR THE YEAR ENDED DECEMBER 31, 2001

| | | |
|---|---|---|
| Total Assets | $ | 79,915 |
| Less: Total Liabilities | | (11,109) |
| Net Worth | | 68,806 |
| Less: Non-allocated Assets | | 35,580 |
| Current Capital | | 33,226 |
| Less: Haicuts | | 0 |
| Net Capital | | 33,226 |
| Less: Required Capital | | 5,000 |
| Excess Net Capital | $ | 28,226 |
| | | |
| Aggregated Indebtedness | $ | 11,109 |
| Aggregated Indebtedness to Net Capital | | 33% |

See Notes to Financial Statements